MBF Healthcare Acquisition Corp.
121 Alhambra Plaza, Suite 1100
Coral Gables, Florida 33134
April 17, 2007
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Registration Statement on Form S-1
(SEC Registration No. 333-135610) (the “Registration Statement”)
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), MBF Healthcare Acquisition Corp. (the “Company”) requests that the effectiveness of the Registration Statement referenced above be accelerated to 4:30 pm on April 17, 2007, or as soon as possible thereafter.
     As requested, the Company acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, MBF Healthcare Acquisition Corp.
/s/ Miguel B. Fernandez
Miguel B. Fernandez
Chairman and Chief Executive Officer